

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 22, 2020

Donald G. Basile
Co-Chief Executive Officer
Roman DBDR Tech Acquisition Corp.
345 Lorton Avenue, Suite 400
Burlingame, California 94010

> **Re: Roman DBDR Tech Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 19, 2020**
> **File No. 333-249330**

Dear Dr. Basile:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 4.4, page 15

1. You disclose at page 52 of your registration statement that your exclusive forum provision of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. However, your exclusive forum provision in the warrant agreement is silent in this regard. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551- 3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Joshua Englard